UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2017
Commission File Number: 000-50113
Golar LNG Limited
 (Translation of registrant's name into English)
2nd Floor, S.E. Pearman Building
9 Par-La-Ville Road
Hamilton
HM11
Bermuda
 (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
 Form 20-F [ X ]      Form 40-F [   ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-196992), which was filed with the U.S. Securities and Exchange Commission on June 24, 2014.
Unless otherwise indicated, references in this report to the "Company," "Golar," "we," "us" and "our" refer to Golar LNG Limited or any one or more of its consolidated subsidiaries, including Golar Management Limited, or Golar Management, or to all such entities. References to "Golar Partners" or the "Partnership" refer to our affiliate Golar LNG Partners LP and to any one or more of its direct and indirect subsidiaries. References to "Golar Power" refer to our joint venture Golar Power Limited and to any one or more of its direct and indirect subsidiaries. References to "OneLNG" refer to our affiliate OneLNG S.A.  Unless otherwise indicated, all references to "USD", "U.S. $" and "$" in this report are U.S. dollars.  This Report on Form 6-K is being filed by the Company to:

(1)          Report certain recent developments relating to the Company as follows:

Margin Loan Facility

In November 2016, we received a commitment from Citibank N.A. to provide a new term loan credit facility to a wholly owned subsidiary of ours in an amount up to $150.0 million that we intend to use to partially fund the redemption of our outstanding convertible bonds maturing March 2017. This facility, or the Margin Loan Facility, is expected to have a term of three years, an interest rate of LIBOR plus 3.95% and be secured by our Golar Partners common units and their associated distributions, and in certain cases, cash or cash equivalents.

Until the maturity date of our convertible bonds maturing March 2017, the facility will be available for a single drawdown concurrently with the payment in full of the convertible bonds. The facility remains subject to execution of operative documents, including the credit agreement and security documents, each of which will include conditions, representations and warranties, covenants (including financial covenants and loan to value requirements), mandatory prepayment events, facility adjustment events, events of default and other provisions customary for a facility of this nature.

FLNG Hilli Conversion

The conversion of the Hilli into a floating liquefaction natural gas vessel, or FLNG, continues to progress at Keppel Shipyard Limited, or Keppel. As of November 30, 2016, the overall work has reached approximately 95% completion.  On average there are at least 3,000 personnel working on board during the day and 500 personnel during the night.  We continue to expect that the Hilli will be delivered in the second quarter of 2017 within budget and will commence commissioning by September 2017.

Convertible Bonds

As of December 31, 2016, we had repurchased $30.3 million of our secured convertible bonds due March 2017. We intend to fund the secured convertible bonds' settlement with (i) cash on hand and (ii) the proceeds from the Margin Loan Facility.

OneLNG - Fortuna Project

In November 2016, OneLNG, and Ophir Holdings & Ventures Ltd., or Ophir, signed a Shareholders' Agreement to establish the joint operating company, or JOC, to develop a 2.6 trillion cubic feet gas concession offshore Equatorial Guinea, or the Fortuna Project. Pursuant to the terms of the Shareholders' Agreement, OneLNG and Ophir will acquire 66.2% and 33.8%, respectively, of the shares in the JOC, and each party will have economic interests in the JOC generally consistent with their equity interests. In connection with the formation of the JOC and in the event of a final investment decision, Ophir will contribute Ophir's share of Equatorial Guinea's Block R license, projected to be equivalent to approximately 2.2-2.5 million tons per annum of LNG production over 15-20 years and $150 million and OneLNG will be expected to invest approximately $650 million (this is inclusive of the aggregate of $500 million new equity required under the OneLNG Shareholders' Agreement). The cash portion of our contribution to the project remains uncertain, but we expect our total contribution will include both the intellectual property and the liquefied natural gas, or LNG, carrier Gandria for conversion to a FLNG. As well as owning the Gandria FLNG and the Block R license, the JOC will facilitate the financing, construction, development and operation of both the upstream and midstream components of this integrated project, which is expected to cost approximately $2 billion to reach first gas. First gas is expected to be produced from the gas concession during the first half of 2020. Control and management of the JOC will be jointly shared in accordance with the terms of the Shareholders' Agreement.

As of February 6, 2017, the general terms of the approximately $1.2 billion of project debt financing for the Fortuna Project have been agreed, a termsheet has been signed with 3 leading Chinese lenders, and definitive documentation is being negotiated between the parties.  Furthermore, discussions with the government of Equatorial Guinea are ongoing and progress toward approval is being made.  Final investment decision in the Fortuna Project by each of OneLNG and Ophir is expected during the first half of 2017.

Golar Power – Sergipe Project

In October 2016, Golar Power approved taking a final investment decision on constructing and operating a combined cycle, gas fired, power plant with installed capacity of 1,515 megawatts located in the municipality of Barra dos Coqueiros in the State of Sergipe in Brazil, or the Sergipe Project, thereby enabling Centrals Electricas de Sergipe S.A., or CELSE, to enter into a lump-sum turnkey EPC agreement with General Electric to build, maintain and operate the Sergipe Project. The EPC contract provides for the payment of a fixed sum for delivery by General Electric, which lays financial risk with the contractor. The scope of the work includes bringing the power plant to operational status.  In November 2016, CELSE signed a long-term LNG sale and purchase agreement with Ocean LNG Limited for the supply of 1.3 million tons per annum of LNG to CELSE, on an Ex-Ship basis starting in 2020. Ocean LNG Limited is a joint venture company owned by an affiliate of Qatar Petroleum and an affiliate of ExxonMobil. CELSE will use the LNG to feed the Sergipe project.  The capital expenditure for the power station and terminal components of the Sergipe Project, including taxes and financing costs, is estimated at 4.3 billion Brazilian Real equal to approximately $1.4 billion at current exchange rates.  Of this amount, the majority is expected to be funded by CELSE with debt financing.

In addition, Golar Power has also recently increased its ownership in the Sergipe Project from 25% to 50% by acquiring additional interests in CELSE. The final price to be paid by Golar Power for the shares in CELSE, a Brazilian corporation, will depend on the performance of the project, and the structure includes an option, which if exercised, limits the price to $50 million. In January 2017, we and Stonepeak Infrastructure Partners, each made capital contributions of approximately $20 million in Golar Power.

Gimi and Gandria Conversion Contracts

In December 2014 and July 2015 respectively, our subsidiaries that own the Gimi and the Gandria entered into contracts with Keppel, for the conversion of the Gimi and the Gandria to FLNGs, subject to certain conditions to the contracts' effectiveness and notice to proceed with the conversions.  On December 27, 2016, the Gimi contract was extended to December 31, 2017, and all conditions to the contract's effectiveness, including payments of $30 million to Keppel were satisfied as of January 2017. The contract requires issuing a final notice to proceed and a payment of $95 million by December 30, 2017 to proceed with the conversion.

The parties did not satisfy the conditions to effectiveness in the Gandria contract by the required time and the contract recently lapsed.  However, the parties have negotiated and agreed a new contract for the conversion of the Gandria, which we anticipate will be executed in connection with OneLNG making a final investment decision in connection with the Fortuna Project in the first half of 2017.  The form agreement provides for numerous conditions to effectiveness, which include furnishing Keppel a guarantee from Golar LNG Limited, making payments of $30 million by the date of execution of the agreement, and issuing a final notice to proceed on or before March 31, 2017, or the agreement will automatically terminate on April 1, 2017. Presently, the total estimated conversion, vessel and site commissioning cost for the conversion of the Gimi and the Gandria, including contingency, is approximately $1.2 billion and $1.5 billion, respectively.

Fourth Quarter 2016 results

Our financial results for the quarter ending December 31, 2016 have not yet been prepared. Accordingly, the information that follows is preliminary and based on information available to us as of the date of this report. We have not finalized our financial statement closing process for the quarter ending December 31, 2016. During the course of that process, we may identify items that would require us to make adjustments, which may be material to the information provided below. As a result, the information below constitutes forward-looking statements and is subject to risks and uncertainties, including possible material adjustments to the preliminary results disclosed below. We are providing this information on a one-time basis only and do not intend to update this information prior to the final earnings release for the quarter ending December 31, 2016.

We expect that our balance sheet as of December 31, 2016 will reflect our progress on the strategic developments discussed above. As of December 31, 2016, we expect our cash and cash equivalents, restricted cash and short-term receivables to be $442.1 million (which amount excludes long-term restricted cash).  Our cash position reflects adjustments including, but not limited to, the closing of our registered offering in November 2016, payment for certain Hilli conversion costs (and a corresponding drawdown of the financing facility), the buy back of a portion of our convertible bonds, operating losses for the quarter, debt service payments and distributions received from Golar Partners.

Whilst time charter rates continued to improve during the quarter ended December 31, 2016, utilization of the vessels decreased over the same period as compared to the quarter ended September 30, 2016. As such we expect our revenues for the quarter ended December 31, 2016 to be lower compared to our revenues for the quarter ended September 30, 2016. We expect that operating costs during the quarter ending December 31, 2016 to be broadly in line with the costs during the quarter ending September 30, 2016, but administrative expenses incurred during the quarter ending December 31, 2016 are expected to be higher compared to expenditures for the quarter ending September 30, 2016 due to an increased number of staff and greater business development activity.

Our actual consolidated results for the quarter ending December 31, 2016 may differ materially from the events, factors and trends discussed above due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results as of and for the quarter ending December 31, 2016 are finalized. We can give you no assurance as to consolidated results for such quarter until such information is released.

(2)           Report the capitalization of the Company as of September 30, 2016:

The following table sets forth our cash position and consolidated capitalization as of September 30, 2016:
•	on an actual basis; and
•
on an as adjusted basis to give effect to (i) the payment of $50.0 million for certain Hilli conversion costs and partial drawdown of $50.0 million under our Hilli pre-delivery financing facility; (ii) the receipt of net proceeds of $170.4 million in November 2016 on closing of the registered offering of 7.5 million of our common shares; (iii) the partial release of restricted cash deposits in the amount of $34.8 million in connection with the Hilli; (iv) the payment of $30.3 million relating to the buy back of a portion of our convertible bonds which are due to mature in March 2017; and (v) the payment of $20.0 million as an additional capital contribution to Golar Power.

	As of September 30, 2016
	Actual	As adjusted(1)
	(In thousands of U.S. dollars)
Cash and cash equivalents(2)	$137,904	$292,828
Restricted cash and short-term receivables(3)	203,031	168,231
Total cash, cash equivalents and restricted cash and short-term investments	$340,935	$461,059

Debt:(4)
Short and long-term debt, including current portion (net of deffered finance charges)(5)	$1,800,291	$1,819,991
Short-term debt due to related party	158,185	158,185
Total Debt	$1,958,476	$1,978,176

Equity:
Share capital(6)	$93,547	$101,022
Additional paid-in capital(6)	1,321,469	1,484,418
Other equity interests attributable to the shareholders	269,367	269,367
Non-controlling interest	39,588	39,588
Total shareholders' equity	$1,723,971	$1,894,395
Total capitalization	$3,682,447	$3,872,571

(1)	Does not account for the October 2016 exchange of our prior incentive distribution rights in Golar Partners for the issuance of new securities in Golar Partners as previously disclosed.
(2)
Cash and cash equivalents in the "As adjusted" column have been adjusted for (i) the receipt of net proceeds of $170.4 million in November 2016 on closing of the registered offering of 7.5 million of our common shares; (ii) the release of $34.8 million from the cash collateral we previously deposited with a financial institution in connection with its issuance of a $400.0 million letter of credit to our project partner involved in the Hilli conversion; (iii) the payment of $30.3 million relating to the buy back of a portion of our convertible bonds which are due to mature in March 2017; and (iv) the payment of $20.0 million as additional capital contribution to Golar Power.  Payments of $50.0 million for certain Hilli conversion costs are made in installments in accordance with our contract with Keppel.  By virtue of the Hilli pre-delivery facility, we are able to time our drawdown on this facility with payments made, which made these payments effectively cash-neutral.

(3)
Restricted cash and short-term receivables in the "As adjusted" column have been adjusted for (i) the release of $34.8 million from the cash collateral we previously deposited with a financial institution in connection with its issuance of a $400.0 million letter of credit to our project partner involved in the Hilli conversion.

(4)	For purposes of the capitalization table, we have excluded "Liabilities held-for-sale" which includes debt facilities held in connection with the Golar Tundra in the amount of $214.9 million.
(5)
Short and long-term debt in the "As adjusted" column includes adjustments for (i) the proceeds of $50.0 million from the drawdown of a portion of the Hilli pre-delivery facility in connection with the conversion of the Hilli; and (ii) for the payment of $30.3 million relating to the buyback of a portion of our convertible bonds which are due to mature in March 2017.  For purposes of the capitalization table, we applied the buyback of a portion of our convertible bonds as reduction against debt.

(6)
Share capital and additional paid-in capital in the "As adjusted" column includes adjustments for the receipt of net proceeds of $170.4 million in November 2016 on closing of the registered offering of 7.5 million of our common shares.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Golar LNG Limited
(Registrant)

Date: February 13, 2017	/s/ Brian Tienzo
Brian Tienzo
Principal Executive Officer